Exhibit 99.2

PRESS RELEASE

September 11, 2025

YY Group Announces Amendment to $4 Million Registered Direct Offering

SINGAPORE — YY Group Holding Limited (Nasdaq: YYGH) (“YY Group” or the “Company”) today announced the amendment of its previously announced registered direct offering.

The Company and the investors have entered into an amended and restated securities purchase agreement, pursuant to which the company will offer 9,523,812 Class A ordinary shares and warrants to purchase up to 14,285,718 Class A Ordinary Shares at a purchase price of $0.42 per share and accompany warrants. The warrants have an exercise price of $0.50 per share and a 3.5-year term Gross proceeds to the Company are expected to be approximately $4.0 million, assuming no exercise of the warrants, before deducting offering expenses.

The Company expects to use the net proceeds from this offering for working capital and general corporate purposes.

The offering is expected to close on or about September 11, 2025, subject to the satisfaction of customary closing conditions. The offering is being made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-286705), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2025, and declared effective on April 30, 2025. A prospectus supplement and accompanying base prospectus describing the terms of the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

FT Global Capital, Inc. is acting as the exclusive placement agent for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including those regarding YY Group Holding Limited’s beliefs and expectations about its business strategy, growth outlook, and operational plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Several factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to: (i) fluctuations in Singapore’s IFM market and its impact on asset values, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) anticipated growth strategies and integration plans, (v) regulatory changes or governmental approvals, and (vi) future business development, operational results, and financial performance of YY Group Holding Limited. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no obligation to update such information, except as required under applicable law.

About YY Group Holding Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence across Asia, Europe, the Middle East, and other international markets, including the UK, Germany, and Australia.

Listed on the Nasdaq Capital Market, YY Group Holding Limited is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please visit https://yygroupholding.com/.

Investor Contacts

Jason Phua, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com